

News Release – March 14, 2007

Expiry of Trading Restriction on Shares

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: March 14, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Jan A Vestrum, President and Chief Executive Officer of Crew, is pleased to announce that the trading restriction previously imposed by Canadian securities laws with respect to trades in Canada of the Oslo private placement and prospectus shares issued on November 14, 2006, expires on March 15, 2007 and the shares become free of the restriction on Oslo Børs on March 16, 2007.

The restricted shares of Crew currently trade on Oslo Børs under the ticker symbol CRU.R and the ISIN Code CA 2265342048. As of March 16, 2007, these shares will be combined with the unrestricted shares listed on Oslo Børs, so that all Crew shares listed on Oslo Børs will trade under the ticker symbol CRU and ISIN Code CA 2265341057.

Jan A Vestrum
President & CEO